Exhibit 99.1

AUDIT ALLIANCE LLP®

A Top 18 Audit Firm

10 Anson Road, #20-16 International Plaza, Singapore 079903.

UEN: T12LL1223B	GST Reg No: M90367663E	Tel: (65) 6227 5428

January 20, 2026

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TROOPS, Inc.
File No. 001-35016

Commissioners:

We have read the Form 6-K of TROOPS , Inc. to be filed with the Securities and Exchange Commission on or about January 20, 2026. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

Very truly yours,

/s/ Audit Alliance LLP

Singapore